SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                           THISTLE GROUP HOLDINGS, CO.
            ---------------------------------------------------------
                            (Name of Subject Company)

                           THISTLE GROUP HOLDINGS, CO.
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    88431E103
                      (CUSIP Number of Class of Securities)

                             Mr. John F. McGill, Jr.
                             Chief Executive Officer
                                6060 Ridge Avenue
                             Philadelphia, PA 19128
                                 (215) 483-2800
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Felicia C. Battista, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                                                AMOUNT OF
VALUATION*: $13,000,000                                    FILING FEE: $1,196*
--------------------------------------------------------------------------------
*        Previously paid.

[  ]     Check the box if any part of the fee is offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:    ___________.    Filing Party:  ____________.
         Form or Registration No.:  ___________.    Date Filed:    ____________.

[  ]     Check  the   box   if   the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.         [X] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

         This Amendment No. 7 ("Amendment No. 7") amends and supplements the Tender Offer Statement on Schedule TO, dated May 7, 2002, as amended on May 10, 2002, May 22, 2002, May 31, 2002, June 4, 2002, June 6, 2002, and June 7, 2002,
relating to the issuer tender offer by Thistle Group Holdings, Co., a Pennsylvania corporation, to purchase up to 1,000,000 shares of its common stock, par value $.10 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of September 30, 1999 between Thistle Group Holdings, Co. and Registrar and Transfer Company, as rights agent. Thistle Group Holdings, Co. is offering to purchase these shares at a set price of $13.00 per share to the seller in cash, without interest. Thistle Group Holdings, Co. tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated May 7, 2002 (the "Offer"), and as amended and restated on June 7, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which are attached to the Schedule TO dated May 7, 2002 and June 7, 2002 as Exhibits (a)(1) and
(a)(1)(a).

         Except as expressly set forth in this amended Schedule TO, all the terms and conditions previously set forth in the Offer, the supplements, and the Schedule TO remain applicable in all respects to the Offer.

Item 11. Other Information is hereby amended and supplemented as follows:

         On June 11, 2002, Jewelcor Management, Inc. ("Jewelcor") filed a complaint in the Court of Common Pleas of Philadelphia County, Pennsylvania against Thistle Group Holdings, Co. (the "Company") and each of its directors (collectively, the "Defendants") for breach of fiduciary duty (the "Complaint"). Jewelcor seeks from the Defendants compensatory damages, punitive damages, costs of suit, and such other and further relief to which Jewelcor may be entitled. The Company and each of its directors believe the proceeding is without merit and plan to vigorously defend the Complaint. Currently, the Company does not believe that the ultimate outcome of this matter will have a material effect on its financial statements.

Item 12.  Exhibits.

         (a) (1) Form of Offer to Purchase for Cash, dated May 7, 2002* and form
         of  Letter  of  Transmittal   (including   Certification   of  Taxpayer
         Identification Number on Form W-9).*

         (a) (1) (a) Form of Amended and Restated Offer to Purchase for Cash dated June 7, 2002.*

         (a) (2)  Form of Notice of Guaranteed Delivery.*

         (a) (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a) (4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

         (a) (5) Form of Letter to Shareholders of the Company, dated May 7, 2002 from John F. McGill, Jr., Chairman and Chief Executive Officer of the Company.*

         (a) (5) (a) Form of Letter to Shareholders of the Company, dated June 7, 2002 from John F. McGill, Jr, Chairman and Chief Executive Officer of the Company.*

         (a) (6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a) (7) Press Releases issued by the Company, dated May 7, 2002, May 10, 2002, and June 4, 2002.*

         (a) (8)  Letter to Seymour Holtzman dated June 6, 2002.*

         (b)  Not applicable.

         (d)  Not applicable.

         (g)  Not applicable.

         (h)  Not applicable.

__________________
* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2002                               THISTLE GROUP HOLDINGS, CO.



                                            /s/ John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer





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